UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On February 15, 2026, the Board of Directors of 3 E Network Technology Group Limited (the “Company”) approved, among other things, a Share Consolidation of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”), with a ratio of 25-for-1 (the “Share Consolidation”). Pursuant to the Board resolutions, at the effective time of the Share Consolidation, each 25 issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share, and each 25 issued and unissued Class B Ordinary Shares will be automatically combined into one Class B Ordinary Share. All fractional shares resulting from the Share Consolidation will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number.

The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “MASK” and are expected to begin trading on a post-Consolidation basis when the market opens on March 16, 2026.

On March 11, 2026, the Company issued a press release announcing the Share Consolidation. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: March 11, 2026

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